KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Farallon Resources Limited

On September 22, 2008, we reported on the consolidated balance sheets of Farallon Resources Limited ("the Company") as at June 30, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2008, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Differences between Canadian and United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

September 22, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows would have been reported as follows:

	As at June 30, 2008	As at June 30, 2007
Consolidated Balance Sheets

Total assets under Canadian and US GAAP	$158,520,184	$75,873,177

Total liabilities under Canadian GAAP	$90,184,109	$4,539,082
Adjustments under US GAAP
Convertible promissory note – conversion right (a)	60,221	–
Convertible promissory note – accretion expense (a)	(12,877)	–
Total liabilities under US GAAP	$90,231,453	$4,539,082

Total shareholders' equity under Canadian GAAP	$68,336,075	$71,334,095
Adjustments under US GAAP
Convertible promissory note – conversion right (a)	(60,221)	–
Accumulated deficit (a)	12,877	–
Total shareholders' equity under US GAAP	$68,288,731	$71,334,095

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

Consolidated Statements of Operations	Year ended June 30
Loss for the year	2008	2007	2006
Loss under Canadian GAAP	$47,955,601	$16,860,860	$12,457,013
Interest accretion on convertible promissory note (a)	(12,877)	–	–
Loss and comprehensive loss for the year under US
GAAP	$47,942,724	$16,860,860	$12,457,013

Loss per share under US GAAP	$0.16	$0.10	$0.12

(a)	Convertible promissory note

Pursuant to Canadian GAAP, the convertible instruments disclosed in note 7 of the consolidated financial statements requires the bifurcation of its equity and debt components whereas under US GAAP there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Accordingly, $60,221 (2007 – $Nil), being the initial equity component of the instrument under Canadian GAAP, would be classified as debt under US GAAP. Additionally, for the year ended June 30, 2008, $12,877 (2007 – $Nil, 2006 – $Nil) of accretion expense recorded under Canadian GAAP has been reversed for US GAAP purposes.

(b)	Other

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing and exploiting commercially viable mineral properties. However, the identification of the Company as such does not impact the measurement principles applied to these financial statements.

(c)	Impact of recent United States accounting pronouncements:

i.

In September 2006, The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company’s financial statements.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

ii.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. SFAS No. 159 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company's financial statements.

iii.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for business combinations in the Company’s 2010 fiscal year.

iv.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51". SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non-controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for the Company’s 2010 fiscal year, and the presentation and disclosure requirements will be applied retroactively.

v.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2010 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

vi.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2008, 2007 and 2006
(Expressed in United States Dollars, unless otherwise stated)

vii.	FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN48)

In June 2006, FASB issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. FIN 48 is effective for fiscal years beginning after December 31, 2006.

Under US GAAP effective July 1, 2007 the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

viii.

On June 25, 2008, the FASB issued the consensus in Emerging Issues Task Force 07-05, Determining Whether and Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock, to foreign currency denominated warrants. The EITF is applicable for years beginning after December 15, 2008 and will be treated as a change in accounting principle through prospective application. EITF 07-05 concludes, amongst other matters, that warrants and options issued by an entity with an exercise price that is different from the entity’s functional currency cannot be classified as equity. Therefore, as the Company's functional currency is the US dollar, upon adoption of EITF 07-05 equity rights that have an exercise price that is denominated in Canadian dollars will be treated as derivative instruments and recorded as liabilities under US GAAP and changes in fair value will be calculated at each reporting period. Any gain or loss arising from this revaluation will be recorded in the statement of operations.